United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: November 13, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, November 13, 2008	www.gruma.com

GRUMA OBTAINS FUNDS TO SETTLE ITS
COMMITMENTS RELATED TO CURRENCY
DERIVATIVE INSTRUMENTS DUE IN 2008

Monterrey, N.L., Mexico, November 13, 2008. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB), announced today that it has obtained a credit line that allows the company to satisfy its payment obligations related to its currency derivative instruments maturing in 2008. GRUMA will use part of this credit line to satisfy its commitments arising from the currency derivative instruments that have margin calls, which the company had agreed to pay by November 25, 2008. This credit line allows the company to avoid the increase in the payment to US$276 million, previously mentioned in our release dated October 28, 2008.

This credit line also allows GRUMA to maintain its operational liquidity, as the company will not use cash flow from operations to pay its obligations related to its currency derivative instruments.

GRUMA is still working to meet, to the satisfaction of all parties, its obligations under the derivative instruments maturing in 2009, 2010, and 2011, which instruments are not subject to margin calls.

GRUMA continues to achieve record net sales and cash flows, trends that we expect will continue. As a global company that operates in the food sector, we believe that our operations and ability to generate strong and reliable cash flows will not be adversely affected by any downturn in the economies of the regions in which we operate.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.